UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HEWLETT PACKARD ENTERPRISE COMPANY

(Exact name of the registrant as specified in its charter)

DELAWARE	001-37483	47-3298624
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3000 HANOVER STREET, PALO ALTO, CA	94304
(Address of principal executive offices)	(Zip Code)

Rishi Varma

Senior Vice President, Deputy General Counsel and Assistant Secretary

(650) 687 5817

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Hewlett Packard Enterprise Company (“Hewlett Packard Enterprise” or “HPE”) is a leading global provider of the cutting-edge technology solutions customers need to optimize their traditional information technology while helping them build the secure, cloud-enabled, mobile-ready future that is uniquely suited to their needs. HPE customers range from small and medium-sized businesses to large global enterprises. On November 1, 2015, Hewlett Packard Enterprise became an independent publicly-traded company through a pro rata distribution by HP Inc., formerly known as Hewlett-Packard Company (“our former Parent”), of 100% of the outstanding shares of Hewlett Packard Enterprise to HP Inc.’s stockholders. Because Hewlett Packard Enterprise operated as a subsidiary of Hewlett-Packard Company for the first ten months of the 2015 reporting period, this report reflects efforts undertaken by HPE in the last two months of 2015 and by our former Parent in the first 10 months of 2015.

Unless otherwise specified or unless the context otherwise requires, references to “we,” “us” or “our” refer to Hewlett-Packard Company and its consolidated subsidiaries with respect to events occurring prior to November 1, 2015 and to HPE and its consolidated subsidiaries with respect to events occurring on or after November 1, 2015. Terms or phrases that are italicized the first time they appear have the meanings given in Item 1.01 of Form SD.

Building on Hewlett-Packard Company’s long-standing commitment to sustainability, HPE’s suppliers are expected to conduct their worldwide operations in a socially and environmentally responsible manner pursuant to HPE’s Supply Chain Social and Environmental Responsibility Policy, which contains a section on conflict minerals and is available at http://www8.hp.com/us/en/hpe/hp-information/livingprogress/humanprogress/supplier-ser-requirements.html.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals in our 2015 products originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”), or were conflict minerals from recycled or scrap sources. To make this determination, downstream companies like Hewlett Packard Enterprise and our former Parent must obtain and review sourcing information on the facilities reported to provide conflict minerals necessary to functionality or production (“necessary conflict minerals”) contained in our products in the form of gold and the derivatives tin, tantalum, and tungsten (collectively, “3TG”). We asked our direct suppliers to provide us with relevant information and to report to us the entities that were providing necessary conflict minerals to them or their suppliers. Our Social and Environmental Responsibility requirements for suppliers, which include conflict minerals due diligence and reporting obligations, are incorporated into contracts with direct suppliers.

Our RCOI included:

•	a survey of 997 of our direct suppliers using the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “Template”), from which we identified 340 direct suppliers of materials, parts, components or products containing necessary conflict minerals (“3TG Direct Suppliers”);

•	requiring that 3TG Direct Suppliers use the Template to obtain and provide to us information from their supply chains regarding relevant entities and the origin of necessary conflict minerals sourced by these entities;

•	conducting follow-up with 3TG Direct Suppliers and analysis of their submissions compared to our criteria, specifying deficiencies to be corrected in their response if necessary to clarify, update or complete information reported to us so that it meets our expectations;

•	providing training and education, as necessary, to support 3TG Direct Suppliers in completing the Template;

•	obtaining acceptable responses from 3TG Direct Suppliers estimated to represent 98% of our former Parent’s 2015 spend with such suppliers;

•	reviewing any information on countries of origin or recycled and scrap sourcing available through our membership in CFSI (member IDs HPQQ and HPE) for reported entities; and

•	engaging an external expert consultant to review other publicly available information to assist us in determining whether or not reported entities may have sourced from the Covered Countries or may source only conflict minerals from recycled or scrap sources.

We compared all entities reported to us by our 3TG Direct Suppliers against the CFSI list of smelters, refiners, recyclers or scrap processors of conflict minerals in order to identify the 297 facilities in our supply chain that were reported to provide necessary conflict minerals (collectively, the “3TG facilities”). We reasonably believe that of these 3TG facilities, 30 exclusively provided conflict minerals from recycled or scrap sources and 166 sourced conflict minerals from outside of the Covered Countries.

For 2015, we have determined with respect to our products containing necessary conflict minerals that we know or have reason to believe that some of the necessary conflict minerals from the remaining 101 3TG facilities originated or may have originated in the Covered Countries and may not be conflict minerals from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of necessary conflict minerals from these 3TG facilities and have prepared the Conflict Minerals Report attached hereto as Exhibit 1.01.

Attachment A to the Conflict Minerals Report includes the countries from which the 297 supplier-reported 3TG facilities may have sourced necessary conflict minerals.

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2015 is publicly available electronically at www.hpe.com/info/conflictminerals.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2015 is filed as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEWLETT PACKARD ENTERPRISE COMPANY

May 26, 2016	By:	/s/ JOHN F. SCHULTZ
	Name:	John F. Schultz
	Title:	Executive Vice President, General Counsel and Secretary

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